Exhibit 99.1

ABRIDGEMENT CERTIFICATE

RE:	Annual General Meeting (the “Meeting”) of shareholders of Lithium Americas Corp. (the “Corporation”) scheduled for June 21, 2018

The undersigned, Eduard Epshtein, the Chief Financial Officer of the Corporation, in such capacity and not in his personal capacity, hereby provides notice that the Corporation is relying on Section 2.20 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and hereby certifies that the Corporation has arranged to:

(a)	have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of NI 54-101; and
(b)	have carried out all of the other requirements of NI 54-101, in addition to those described in subparagraph (a) above .

DATED this 16th of May, 2018.

LITHIUM AMERICAS CORP.

By:	“Eduard Epshtein”
Eduard Epshtein
Chief Financial Officer